Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Registration Statement on Form S-1 of our report dated April 17, 2025 with respect to our audits of the consolidated balance sheets of Cycurion Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income/(loss), mezzanine equity and stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”).

We also consent to the reference of WWC, P.C., as an independent registered public accounting firm, as “Experts” in matters of accounting.

San Mateo, California	WWC, P.C.
November 26, 2025	Certified Public Accountants
PCAOB ID: 1171